Exhibit 99.1

Orla Mining Expands into Nevada with Acquisition of Gold Standard Ventures

VANCOUVER, BC, June 13, 2022 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") and Gold Standard Ventures Corp. ("Gold Standard" or "GSV") (TSX: GSV) (NYSE: GSV)  are pleased to announce that they have entered into a definitive agreement (the "Arrangement Agreement") whereby Orla will acquire all of the issued and outstanding shares of Gold Standard by way of a court-approved plan of arrangement (the "Transaction").

Gold Standard's key asset is the 100%-owned South Railroad Project ("South Railroad"), a feasibility-stage, open pit, heap leach project located on the prolific Carlin trend in Nevada. In February 2022, Gold Standard completed a robust Feasibility Study and permitting activities are currently underway. Gold Standard also owns the Lewis Project ("Lewis"), a large, strategically located, prospective land package on the Battle Mountain trend in Nevada.

Jason Simpson, Chief Executive Officer of Orla Mining – "This acquisition advances our strategy of creating stakeholder value through responsibly building and operating a portfolio of high-margin, cash-generating assets with superior geological prospectivity. The South Railroad Project is analogous to our recently completed Camino Rojo mine – a low capital intensity, open pit, heap leach project in a desirable location with exploration upside. We have the team, partners, and financial resources to develop this quality asset and we are ready to go."

Under the terms of the Transaction, Gold Standard shareholders will receive, in exchange for each Gold Standard common share (a "Gold Standard Share") held, 0.1193 of a common share of Orla (each whole share, an "Orla Share") and C$0.0001 (the "Consideration"). The Consideration implies a purchase price of C$0.655 per Gold Standard Share, or gross consideration of C$242 million, and represents a 35% premium based on the close of Gold Standard's and Orla's share price on the Toronto Stock Exchange ("TSX") on June 10, 2022 and a 35% premium based on Gold Standard's 10-day volume weighted average price ("VWAP") on the TSX for the period ended June 10, 2022. Existing shareholders of Orla and Gold Standard will own approximately 87% and 13% of the pro forma company, respectively, following the close of the Transaction.

ACQUISITION HIGHLIGHTS AND STRATEGIC RATIONALE

  Continues Orla's strategy of creating value for all stakeholders by responsibly building and operating high-margin mines in stable jurisdictions with superior geology.
  South Railroad is a low-complexity, feasibility-stage project with robust project economics and is analogous to the recently completed Camino Rojo Oxide Mine.
  South Railroad combined with the Camino Rojo Oxide Mine and Orla's robust organic growth pipeline in Mexico and Panama creates a path towards annual gold production of 500,000 ounces at industry leading all-in cost margins.
  Entry into Nevada with extensive and highly prospective land positions in the Carlin and Battle Mountain trends to underpin a long-term base of operations.
  Increases Orla's proven and probable reserve base to 3.8 million gold ounces and its measured and indicated mineral resources to 12.3 million gold ounces.
  South Railroad dovetails with Orla's robust project pipeline and is expected to be developed without further equity dilution for Orla shareholders.

BENEFITS TO GOLD STANDARD SHAREHOLDERS

  Immediate upfront premium of 35%.
  Ongoing exposure to future value creating milestones at South Railroad and Lewis, as well as Orla's robust portfolio of high-quality producing and development assets.
  Participation in an established gold producer with proven construction capabilities, a strong exploration track record, and an industry leading low-cost growth profile.
  Significantly enhanced financial strength, cash flow generation, institutional investor following, trading liquidity, and opportunity for index inclusion.
  Leverages Orla's leadership and expertise in constructing and operating the Camino Rojo Oxide Mine, an open pit, heap leach operation with similar technical characteristics to the South Railroad project.
  Provides access to a strong balance sheet and robust cash flow generation to fund the construction of South Railroad and future exploration initiatives at reduced dilution, financing, development, and execution risk.

Jason Attew, Chief Executive Officer of Gold Standard – "We are excited to combine with Orla to create a leading gold producer with the potential to have multiple low-cost, low-complexity, open pit, heap leach operations in the near future. This transaction provides Gold Standard shareholders with an immediate upfront premium, exposure to a well-financed gold producer, and strong upside potential as Orla delivers and de-risks the combined asset portfolio. Based on their recent success in constructing the Camino Rojo Oxide Mine on schedule and under budget, we believe that Orla is an ideal partner to bring South Railroad into production."

ABOUT SOUTH RAILROAD AND LEWIS PROJECTS

South Railroad is a high-quality, open pit, heap leach project with robust economics. Key project highlights as outlined in the February 2022 Feasibility Study include:

  Average annual gold production of 152 kozs over the first 4 years and 124 kozs1 over the mine life
  Life-of-mine average all-in sustaining cash cost of approximately US$1,020 per gold ounce
  Total gold production of 1.0 million ounces over an 8-year mine life1
  Initial capital of US$190 million
  Average annual free cash flow of US$98 million over the first 4 years2
  US$315m after-tax net present value at a 5% discount rate2
  44% after-tax internal rate of return2
  Proven and probable reserve estimate of 1.6 million gold ounces at 0.77 g/t
  Measured and indicated resource estimate of 1.8 million gold ounces at 0.74 g/t

Permitting of South Railroad is currently progressing towards a Record of Decision from the U.S. Bureau of Land Management.

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[1] Average based on the eight years in which both mining and stacking of ore occur. Excludes pre-production and residual leach years of operation.
[2] Based on the assumed gold price in the Gold Standard feasibility study of US$1,650 per ounce.

South Railroad is situated within a prospective 21,000-hectare land package that provides future opportunities for resource expansion and conversion and the discovery of new deposits. Key oxide and sulphide exploration targets include Pinion SB, Jasperoid Wash, Dixie, LT, POD / Sweet Hollow, and North Bullion.

Figure 1: Carlin and Battle Mountain Trends, Nevada (CNW Group/Orla Mining Ltd.)

Figure 2: South Railroad Project and Targets (CNW Group/Orla Mining Ltd.)

The Lewis Project is strategically located adjacent to the north and within the Plan of Operations boundary of Nevada Gold Mines' Phoenix Operation. The Lewis Project has an inferred mineral resource of 206,000 ounces of gold at 0.83 g/t and several additional prospective targets that have the potential to expand the resource base.

Figure 3: Lewis Project Location (CNW Group/Orla Mining Ltd.)

BOARD OF DIRECTORS RECOMMENDATION

The Arrangement Agreement has been unanimously approved by the Board of Directors of Orla and Gold Standard. The Board of Directors of Gold Standard recommends that Gold Standard shareholders vote in favour of the Transaction.

TD Securities has provided a fairness opinion to the Board of Directors of Gold Standard stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Gold Standard shareholders under the Transaction is fair, from a financial point of view, to Gold Standard shareholders.

Paradigm Capital has provided a fairness opinion to a Special Committee of Gold Standard Directors stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Gold Standard shareholders under the Transaction is fair, from a financial point of view, to Gold Standard shareholders.

Trinity Advisors Corporation and Stifel GMP have provided fairness opinions to the Board of Directors of Orla, each stating that, as of the date of such opinions, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid under the Transaction is fair, from a financial point of view, to Orla.

Officers and Directors of Gold Standard, along with a key shareholder of Gold Standard, Newmont Corp. ("Newmont"), representing in aggregate approximately 5.7% of the issued and outstanding Gold Standard Shares, have entered into voting support agreements with Orla and have agreed to vote in favour of the Transaction.

ACQUISITION STRUCTURE

The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval by (i) 66⅔% of the votes cast by Gold Standard shareholders, (ii) 66⅔% of the votes cast by Gold Standard security holders (comprised of shareholders, option holders and restricted share unit holders) voting as a single class, at a meeting of Gold Standard securityholders (the "Gold Standard Meeting"), and (iii) a simple majority of the votes cast by Gold Standard shareholders, excluding certain related parties as prescribed by MI 61-101. The Gold Standard Meeting is expected to occur in August 2022. An information circular regarding the Transaction will be filed with regulatory authorities and mailed to Gold Standard's securityholders in accordance with applicable securities laws. The Transaction is expected to be completed in August 2022 following the Gold Standard Meeting.

The completion of the Transaction remains subject to customary conditions, including receipt of all necessary court and regulatory approvals. The Arrangement Agreement includes customary representations and warranties of each party, non-solicitation covenants by Gold Standard, "right-to-match" provisions in favour of Orla in the event of a Superior Proposal (as defined in the Arrangement Agreement) and a termination fee in favour of Orla in the amount of C$7.3 million should the Arrangement Agreement be terminated in certain circumstances.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and securities issued in the Transaction are anticipated to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and will be issued pursuant to similar exemptions from applicable state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, which will be available in due course on the Company and Gold Standard's respective profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ADVISORS

Orla's financial advisors are Trinity Advisors Corporation and Stifel GMP and its legal advisors are Cassels Brock & Blackwell LLP with respect to Canadian matters and Neal, Gerber & Eisenberg LLP regarding US matters.

Gold Standard's financial advisor is TD Securities. Paradigm Capital is financial advisor to a Special Committee of Gold Standard Directors. Gold Standard's legal advisors are Blake, Cassels & Graydon LLP with respect to Canadian matters and Dorsey & Whitney LLP regarding US matters.

CONFERENCE CALL AND WEBCAST DETAILS

Orla and Gold Standard will host a conference call on Monday June 13, 2022, at 10:00 AM, Eastern Time, to discuss highlights of the Transaction. Call and webcast details are outlined below:

Dial-In Numbers:

Conference ID:	5844017

Toll Free:	1 (888) 550-5302

International:	1 (646) 960-0685

Webcast:	https://orlamining.com/investors/presentations-and-events/

TECHNICAL INFORMATION

Camino Rojo

The mineral reserve estimate for the Camino Rojo Oxide Mine consists of 466 koz gold of proven reserves (18,067 k tonnes at 0.80 g/t gold) and 1,123 koz gold of probable reserves (49,296 k tonnes at 0.71 g/t gold) and the mineral resource estimate consists of 482 koz gold of measured resources (19,391 k tonnes at 0.77 g/t gold) and 1,681 koz gold of indicated resources (75,249 k tonnes at 0.70 g/t gold). The mineral resource estimate for the Camino Rojo Sulphide Project consists of 74 koz gold of measured resources (3,358 k tonnes at 0.69 g/t gold) and 7,221 koz gold of indicated resources (255,445 k tonnes at 0.88 g/t gold). For additional information, see the Company's technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") titled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico", dated January 11, 2021. Mineral resources are inclusive of mineral reserves.

Cerro Quema

The mineral reserve estimate for the Cerro Quema Oxide Project consists of 562 koz gold of probable reserves (21,700 k tonnes at 0.80 g/t gold). The mineral resource estimate at the Cerro Project consists of 1,023 koz gold of indicated resources (66,222 k tonnes at 0.48 g/t gold). For additional information, see the Company's technical report prepared in accordance with NI 43-101 titled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022. Mineral resources are inclusive of mineral reserves.

South Railroad and Lewis

The mineral reserve estimate for the South Railroad Project consists of 333 koz of gold of proven reserves (8,960 k tonnes at 1.15 g/t gold) and 1,271 koz of probable gold reserves (56,239 k tonnes at 0.70 g/t gold). The open pit mineral resource estimate for the South Railroad Project consists of 343 koz of gold of measured resources (9,561 k tonnes at 1.12 g/t gold), 1,441 koz of indicated resources (65,761 k tonnes at 0.68 g/t gold), and 650 koz of gold of inferred resources (21,795 k tonnes at 0.93 g/t gold). The underground mineral resource estimate consists of 66 koz gold of inferred resources (457 k tonnes at 4.49 g/t gold). For additional detail, see Gold Standard's technical report prepared in accordance with NI 43-101 titled "South Railroad Project, Form 43-101F1 Technical Report, Feasibility Study, Elko County, Nevada" dated March 14, 2022 and an effective date of February 23, 2022. Mineral resources are inclusive of mineral reserves.

The mineral resource estimate at the Lewis Project consists of 206 koz of gold of inferred resources (7.74 million tonnes at 0.83 g/t gold). For additional detail, see Gold Standard's technical report prepared in accordance with NI 43-101 titled "Technical Report and Mineral Resource Estimate for the Lewis Project, Lander County, Nevada, USA dated June 15, 2020 and an effective date of May 1, 2020.

Qualified Persons Statement

The scientific and technical information relating to Camino Rojo and Cerro Quema in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

The scientific and technical information related to South Railroad and Lewis in this news release was reviewed and approved by Mr. Mark Laffoon, P. Eng., Project Director of Gold Standard, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

www.orlamining.com
info@orlamining.com

About Gold Standard Ventures Corp.

Gold Standard owns the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000-hectare land package on the Carlin Trend and is 100% owned or controlled by Gold Standard.

www.goldstandardv.com
info@goldstandardv.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "`forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential benefits to be derived from the Transaction; the closing of the Transaction, including receipt of all necessary court, securityholder and regulatory approvals, and the timing thereof; Orla's production following completion of the Transaction and associated all-in sustaining costs; the economics of the South Railroad Project, including NPV, IRR, mine life, capital requirements and free cash flow; potential exploration at the South Railroad Project; receipt of the Record of Decision at South Railroad; the ability to develop South Railroad without further equity dilution to shareholders of the Company; prospective targets at the Lewis Project; the benefits of the Transaction to Gold Standard Shareholders; and mineral resource and reserve estimates. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the combined company following completion of the Transaction, completion of the Transaction, including receipt of required securityholder, regulatory and court approvals, the price of gold, silver, and copper; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company, Gold Standard or their respective properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company, Gold Standard or their respective properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the failure to obtain securityholder, regulatory or court approvals in connection with the Transaction; risks related to the successful integration of acquisitions; uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; the Company's reliance on Camino Rojo and risks associated with its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic; risks related to the Company's indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks; permitting risks; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo Plc with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; the Layback Agreement with Fresnillo Plc remaining subject to the transfer of surface rights; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; risks related to the Company's history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company's ability to identify, complete, and successfully integrate acquisitions; dividend risks; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; risks associated with executing the Company's objectives and strategies, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2022, to be available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Gold Standard Ventures Corp. logo (CNW Group/Orla Mining Ltd.)

SOURCE Orla Mining Ltd.

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For further information: Orla Mining: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, info@orlamining.com; Gold Standard Ventures: Jason Attew, President & Chief Executive Officer; Michael McDonald, Vice President, Corporate Development & Investor Relations, info@goldstandardv.com

CO: Orla Mining Ltd.

CNW 06:00e 13-JUN-22